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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 24, 2016

AMC ENTERTAINMENT HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-33892 (Commission File Number)	26-0303916 (IRS Employer Identification No.)

One AMC Way
11500 Ash Street, Leawood, KS 66211
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code: (913) 213-2000

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02    Results of Operations and Financial Condition.

        On October 24, 2016, AMC Entertainment Holdings, Inc. (the "Company") issued a press release to announce select preliminary financial results for the third quarter of 2016. A copy of the press release issued concerning the preliminary results is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

        The Company makes reference to non-GAAP financial information in the press release. A reconciliation of these non-GAAP financial measures and other financial information is provided in the press release incorporated herein.

Item 8.01    Other Events.

        In connection with the proposed financing for the Company's pending acquisitions of Carmike Cinemas, Inc. ("Carmike") and Odeon and UCI Cinemas Holdings Limited ("Odeon"), the Company is disclosing certain information to prospective investors that supplements or updates certain prior disclosures of the Company. Pursuant to Regulation FD, the Company is filing herewith such information, in the general form presented, as Exhibit 99.2 to this Form 8-K.

        This Current Report shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of any securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

        The disclosure set forth under Item 2.02 above is incorporated into this Item 8.01 by reference.

Important Additional Information Regarding the Merger

        This communication may be deemed to be solicitation material in respect of the proposed merger of Carmike with and into a wholly-owned subsidiary of the Company. In connection with the proposed merger, a Registration Statement on Form S-4 (the "Registration Statement") has been filed with the Securities and Exchange Commission ("SEC") containing a prospectus with respect to the Company's Class A common stock to be issued in the proposed merger and a proxy statement of Carmike in connection with the proposed merger (the "Proxy Statement/Prospectus"). The proxy statement of Carmike contained in the Proxy Statement/Prospectus replaces the definitive proxy statement which Carmike previously filed with the SEC on May 23, 2016 and mailed to its stockholders on or about May 25, 2016. Each of the Company and Carmike intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus was mailed to stockholders of Carmike on or about October 13, 2016 and contains important information about the proposed merger and related matters.

        BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, CARMIKE'S STOCKHOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY OR CARMIKE HAS FILED OR MAY FILE WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, OR WHICH ARE INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

        Carmike's stockholders may obtain, free of charge, copies of the definitive Proxy Statement/Prospectus and Registration Statement and other relevant documents filed by the Company and Carmike with the SEC, at the SEC's website at www.sec.gov. In addition, Carmike's stockholders may obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by Carmike with the SEC from Carmike's website at http://www.carmikeinvestors.com/.

        This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that the Company or Carmike may file with the SEC in connection with the proposed merger.

Participants in the Solicitation

        This communication does not constitute a solicitation of a proxy from any stockholder with respect to the proposed merger. However, each of the Company, Carmike and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Carmike's stockholders with respect to the proposed merger. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the proposed merger, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus. Additional information concerning the Company's directors and executive officers is set forth in the definitive proxy statement filed by the Company with the SEC on March 15, 2016 and in the Annual Report on Form 10-K filed by the Company with the SEC on March 8, 2016. These documents are available to Carmike stockholders free of charge from the SEC's website at www.sec.gov and from the investor relations section of the Company's website at amctheatres.com. Additional information concerning Carmike's directors and executive officers and their ownership of Carmike common stock is set forth in the proxy statement for Carmike's most recent annual meeting of stockholders, which was filed with the SEC on April 15, 2016 and in the Annual Report on Form 10-K filed by Carmike with the SEC on February 29, 2016. These documents are available to Carmike stockholders free of charge from the SEC's website at www.sec.gov and from Carmike's website at http://www.carmikeinvestors.com.

Item 9.01    Financial Statements and Exhibits

(d)
Exhibits

        The Company is filing the following exhibits:

Exhibit No.	Description
99.1	Press Release, October 24, 2016.
99.2	Excerpts from Financing Related Disclosures.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMC ENTERTAINMENT HOLDINGS, INC.
Date: October 24, 2016	By:	/s/ CRAIG R. RAMSEY
		Name:	Craig R. Ramsey
		Title:	Executive Vice President and Chief Financial Officer

 EXHIBIT INDEX

Exhibit No.	Description of Exhibits
99.1	Press Release, October 24, 2016.
99.2	Excerpts from Financing Related Disclosures.

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  Item 2.02 Results of Operations and Financial Condition.
  Item 8.01 Other Events.
  Item 9.01 Financial Statements and Exhibits
SIGNATURES
EXHIBIT INDEX